Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 30, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maywood Acquisition Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 23, 2024 CIK: 0002028355

Ladies and Gentlemen:

On behalf of Maywood Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated October 7, 2024, relating to the above-captioned Amendment No. 2 to Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the previous draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors

The nominal purchase price paid by our sponsor for the founder shares..., page 73

1.

Your disclosure states that the difference between the implied value per share and the NTBV per share is primarily attributable to offering-related expenses, associated liabilities and dilution resulting from the conversion of founder shares from Class B shares to Class A shares and the rights included in the units sold. However, it appears that both calculations include the 7,000,000 Class B founder shares that will convert to Class A shares upon the completion of your initial business combination. Please clarify this statement. Further, tell us why the offering-related expenses and the rights included in the units sold are not included in your calculation of implied value per share upon consummation of initial business combination. In this regard, your disclosures indicate that the right holders will receive Class A shares at the closing of an initial business combination.

We have revised the disclosure on page 70 of the Registration Statement as requested.

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Securities and Exchange Commission

December 30, 2024

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Zikang Wu